November 29, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark Shuman, Legal Branch Chief
Ryan Houseal, Staff Attorney

Re:	Epicor Software Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 12, 2010

File No. 000-20740

Ladies and Gentlemen:

On behalf of Epicor Software Corporation (the “Company”) we are submitting this letter in response to the comment from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 15, 2010 (the “Comment Letter”). For your convenience, we have repeated your comment below in italics, and the heading and numbered response in this response letter correspond to the heading and numbered comment contained in the Comment Letter. Please feel free to contact me or John Ireland, Senior Vice President and General Counsel of the Company, at the numbers at the end of this response letter with any further questions or comments you may have.

Part III (as incorporated by reference from definitive proxy filed April 26, 2010)

Executive Compensation

Compensation Discussion and Analysis

Performance Based Restricted Stock Program, page 38

1.

Given your response to prior comment 1, we continue to believe that you have not presented a persuasive analyses explaining as to how your competitors could pull together sufficiently specific information about your future operations and strategy from

Securities and Exchange Commission

November 29, 2010

the disclosure of your 2009 company-wide revenue and adjusted EBITDA targets that would cause you competitive harm after you publicly disclose results. We refer again to Instruction 4 of Item 402(b) for guidance. Please disclose supplementally these target amounts for your fiscal year ended 2009 and confirm that you will provide such disclosure in similar situations in subsequent filings.

Response:

As a result of our understanding of the Staff’s position regarding potential competitive harm where disclosures of the performance targets occurs after a fiscal year-end, the Company has re-examined the question of competitive harm associated with the disclosure of prior year Revenue and Adjusted EBITDA performance targets that the Company uses in connection with determining the amount of awards under its Performance Based Restricted Stock Program (“PBRSP”) and amount of cash bonuses granted under its Management Bonus Plan (“MBP”). The Company continues to believe that disclosure of these specific performance targets could cause competitive harm to the Company. Nevertheless, in deference to the Staff’s position on this issue, the Company confirms that if it uses Revenue and Adjusted EBITDA performance targets in the future under its PBRSP, MBP or other similar incentive compensation programs under circumstances similar to their use in the 2009 fiscal year, and these performance targets are material to an understanding of its executive compensation arrangements, the Company will disclose these performance targets in future filings pursuant to Item 402(b) of Regulation S-K. Notwithstanding the foregoing, the Company will continue to assess whether under different circumstances which may be applicable in future years, such disclosure would result in competitive harm to the Company which would warrant omitting the disclosure of such performance targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

The Company supplementally advises the Staff that the Revenue Target under the PBRSP and MBP for fiscal 2009 was $480 million and the Adjusted EBITDA Target under the PBRSP and MBP for fiscal 2009 was $80 million.

* * * * *

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

November 29, 2010

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (650) 493-9300 or John Ireland at (949) 585-4225. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Melinda A. Anderson
Melinda A. Anderson

cc:	John D. Ireland, Esq., Senior Vice President and General Counsel

Katharine A. Martin, Esq., Wilson Sonsini Goodrich & Rosati